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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67771

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___
(MM/DD/YY) — (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Capital City Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3789 Attucks Drive
(No. and Street)

Powell	OH	43065
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Todd Crawford	(614) 485-3108	tecrawford@capitalcitypartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HHH CPA Group, LLC
(Name – if individual, state last, first, and middle name)

1250 Old Henderson Road	Columbus	OH	43220
(Address)	(City)	(State)	(Zip Code)

12/21/2010		5344
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Todd Crawford_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Capital City Securities, LLC_____, as of 3/31_____, 2023_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____President_____

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC-7 _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CAPITAL CITY SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Nick DiBartolomeo, CPA

Brian Schneider, CPA

Rick Dumas, CPA

James Peters, CPA



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Capital City Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Capital City Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Capital City Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Capital City Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Capital City Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 31, 2023

Capital City Securities, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2022 and 2021

	2022	2021
ASSETS		
Cash	$ 43,656	$ 32,082
Restricted cash and equivalents	50,000	50,000
Total Cash	93,656	82,082
Fees Receivable	16,647	54,654
Receivable from broker-dealers and clearing organization	14,565	14,597
Accounts receivable - related party	174,269	151,549
Accounts receivable - other	17,887	16,168
Other Assets	13,345	12,953
Total Current Assets	330,369	332,003
Long Term Assets	-	-
	$ 330,369	$ 332,003
LIABILITIES AND MEMBERS' EQUITY		
Accounts Payable	$ 43,760	$ 45,442
Commission Payable	14,729	66,707
Other Liabilities	487	686
Total Current Liabilities	58,976	112,835
Long Term Liabilities	-	-
Total Liabilities	58,976	112,835
Members' Equity:		
Contributed Capital	205,000	205,000
Retained Earnings	66,393	14,168
Total Members' Equity	271,393	219,168
	$ 330,369	$ 332,003

See accompanying notes to financial statements.

Capital City Securities, LLC
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED December 31, 2022 and 2021

	2022	2021
Revenues :		
Commissions	$ 653,774	$ 890,752
Other Income	41,891	40,600
Total Revenues	695,665	931,352
Expenses :		
Commissions	444,451	586,350
Clearing House Charges	65,715	93,697
Licenses, Dues and Subscriptions	6,768	9,804
Professional Fees	60,220	60,993
Insurance	38,324	35,354
Office Rent	6,683	7,185
Other	21,279	11,575
Total Expenses	643,440	804,958
Net Income	$ 52,225	$ 126,394

See accompanying notes to financial statements.

Capital City Securities, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2022 and 2021

		2022		2021
Cash flows from Operating Activities:				
Net Income	$	52,225	$	126,394
Adjustments to reconcile Net Income to Net Cash				
provided by operating activities:				
(Increase) Decrease in :				
Fees Receivable		38,007		(48,010)
Receivable from broker-dealers and clearing organization		32		(14,597)
Accounts Receivable - related party		(22,720)		(113,614)
Accounts Receivable - employees		(1,719)		(16,168)
Other Assets		(392)		642
(Increase) Decrease in :				
Accounts Payable		(1,682)		(50,952)
Commission Payable		(51,978)		53,731
Other Liabilities		(199)		(220)
Total Adjustments		(40,651)		(189,188)
Net Cash Provided by (Used in) Operating Activities		11,574		(62,794)
Cash flows from Investing Activities:		-		-
Cash flows from Financing Activities:				
Contributions		-		539
Distributions		-		-
Net Cash Provided by Financing Activities		-		-
Net Increase (Decrease) in Cash		11,574		(62,794)
Cash and Restricted Cash at beginning of period		32,082		94,876
Cash and Restricted Cash at end of period	$	43,656	$	32,082
Supplemental Disclosures:				
Interest Paid	$	-	$	-
Income Taxes Paid	$	-	$	-

See accompanying notes to financial statements.

Capital City Securities, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2022 and 2021

	2022	2021
Contributed Capital :		
Balance at Beginning of Year	$ 205,000	$ 205,000
Contributions	-	-
Balance at End of Year	$ 205,000	$ 205,000
Retained Earnings:		
Balance at Beginning of Year	$ 14,168	$ (112,226)
Net Income	52,225	126,394
Contributions	-	-
Distributions	-	-
Balance at End of Year	$ 66,393	$ 14,168
Total Members' Equity	$ 271,393	$ 219,168

See accompanying notes to financial statements.

CAPITAL CITY SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Note 1 - Summary of Significant Accounting Policies

A.   Organization

Capital City Securities, LLC (the Company) was formed as a limited liability company in the State of Ohio in August 2006. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division since May 29, 2008; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company operates pursuant to Exchange Act Rule 15c3-3(k)(2)(ii), clearing transactions on a fully disclosed basis through its clearing firm, RBC Capital Markets Corporation ("RBC"), and on an application-way basis with registered investment companies, insurance and annuity providers, and other product offerings. Customer accounts held directly at a product issuer for which the Company is listed as the broker-dealer of record. The Company does not hold customer funds or safeguard customer securities.

As of December 31, 2022, the Company is licensed in 28 states, including Alaska, Alabama, Arizona, California, Colorado, Florida, Georgia, Hawaii, Illinois, Indiana, Iowa, Kentucky, Louisiana, Massachusetts, Michigan, Maryland, New York, North Carolina, New Jersey, Nevada, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Nevada, West Virginia and Virginia.

B.   Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C.   Cash and Restricted Cash Equivalents

The Company maintains cash balances at one bank, one money market account and on deposit with FINRA. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2022. For purposes of the statement of cash flows, the Company considers all cash in checking accounts, money market accounts and held at FINRA to be cash equivalents.

Restricted cash equivalents represent amounts on deposit at financial institutions that are legally restricted due to contract terms with RBC. Included in the statements of financial condition is a restricted cash deposit for margin requirements at RBC in the amount of $50,000.

(Continued)

Note 1- Summary of Significant Accounting Policies-

D.   Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades and monies owed to it from licensed securities representatives for charges incurred at the firm. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

E.   Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were $291 and $301 in 2022 and 2021, respectively. Advertising is included in other expenses.

F.   Securities Transactions and Revenue Recognition

Securities transactions, commissions and related clearing expenses are reported on a trade-date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts.

Commission expenses are also recorded on a trade-date basis as security transactions occur.

G.   Receivables

Accounts receivable – related party are stated at the amount billed. Registered representative affiliation fees, commission charge backs and other costs that are the responsibility of registered representatives are offset against amounts owed to registered representatives for their commission payables. If the balance of the debits owed to the Company exceed the amount owed to the registered representative, the net balance owed to the Company is recorded as a receivable.

The receivable from broker-dealers and clearing organization is the net amount owed from RBC to the Company for dealer activity. The receivable is recorded net of any related liabilities to the clearing firm on the accompanying statement of financial condition.

Management individually reviews all receivable balances that exceed 30 days from the invoice date and based on an assessment of various factors, estimates the portion, if any, of the balance that will not be collected. In the opinion of management, all receivables are considered collectible and no allowance was necessary on December 31, 2022 and 2021.

(Continued)

Note 1- Summary of Significant Accounting Policies-

H.   Government and Other Regulations

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note 3],

Note 2 — Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3—3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker—dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement, nor does it have any information relating to the possession or control requirement under Rule 15c3—3.

Note 3 — Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3—l, the Company is required to maintain net capital of not less than the greater of 6.67% of total aggregate indebtedness liabilities, exclusive of subordinated debt, for the year ended December 31, 2022, $3,934, or $5,000. On December 31, 2022 the Company's net capital as defined by SEC Rule 15c3—l was $59,892 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3—l requires that the Company maintain a ratio of aggregate indebtedness, as defined, to capital, of not more than 15 to 1. On December 31, 2022 the ratio was 0.99 to 1.

Note 4 — Related Party Transactions

Capital City Securities, LLC is one of four subsidiaries of the parent company Capital City Partners, Inc. (CCP). Certain expenses are incurred by CCP, which then bills the four subsidiaries based on direct consumption. The expenses relating to these transactions are wages, insurance, rent, utilities, and office expenses. These services accounted for $20,988 in 2022 and $14,795 in 2021, respectively.

(Continued)

Note 5 — Income Taxes

The Company is recognized as a "pass—through entity" under the Internal Revenue Code and pays no federal or state taxes. The parent company is taxed individually on the Company's taxable income.

The Company recognizes and disclosures uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. As of and during the year ended December 31, 2022, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2017.

Note 6 - Recent Accounting Pronouncement

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, Leases, as a new Accounting Standards Codification Topic 842 ("ASC Topic 842"), which will supersede nearly all existing revenue recognition guidance under GAAP. Under the new provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. All other leases will fall into one of two categories:

- Financing leases, similar to capital leases, will require the recognition of an asset and liability, measured at the present value of the lease payments.
    - Interest on the liability will be recognized separately from amortization of the asset.
    - Principal repayments will be classified as financing outflows and payments of interest as operating outflows on the statement of cash flows.
- Operating leases will also require the recognition of an asset and liability measured at the present value of the lease payments.
    - A single lease cost, consisting of interest on the obligation and amortization of the asset, calculated such that the amortization of the asset will increase as the interest amount decreases resulting in a straight-line recognition of lease expense.
    - All cash outflows will be classified as operating on the statement of cash flows.
- The standard is effective for us for annual periods beginning January 1, 2020. We adopted ASC Topic 842 as of January 1, 2020. An assessment to determine the impact of the new accounting standard has been performed. Based on our assessment, the adoption of ASC Topic 842 did not have a material impact on our financial statements.

- Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

(Continued)

Note 7 – COVID-19

During March 2020, the state and federal government issued stay at home and social distancing recommendations to combat the COVID-19 global pandemic. As a result, numerous local businesses were closed and employees were laid off. The Organization has made operational modifications to comply with the above recommendations, but continues to offer its services as of the audit report date. There has been a restructuring of meetings and customer interactions as a result of these regulations. The Organization believes it has enough capital reserves to withstand the effects of the pandemic through the following 12 months from the report date. We are unable to project what other effects this pandemic will have beyond the subsequent 12 months from the date of the audit report, but management has no plans to cease operations.

Note 8 — Litigation

Capital City Securities, LLC is the named Claimant, a party to an arbitration agreement which provides for arbitration under the Commercial Arbitration Rules of the American Arbitration Association, hereby demands arbitration.

Capital City Securities. LLC ("CCS") provided services to Clinchco Acquisition Corporation ("Clinchco") In the form of raising capital which was memorialized in an Investment Banking Agreement executed on April 16, 2019 and Non-Disclosure and Non-Circumvention Agreement executed on April 14, 2019. CCS Introduced Clinchco to Prem Premraj ("Prem") of Consolidated Minerals. Australia. The Claimant is of information and belief that Prem contributed capital in the amount of at least $500,000 and agreed to equity investment of at least $15,000,000. The remainder of the equity capital totals $43,085,600 Claimant demands 6% of the investment as provided by the Investment Banking Agreement and the Non-Disclosure and Non-Circumvention Agreement. For a total claim of $3,510,000 plus interest and fees.

A judgement has not been reached and losses, if any, are not reasonably estimated at this time.

Note 9 - Subsequent Events

Management has reviewed all events after December 31, 2022, up to the date of audit report (March 31, 2022) and has not encountered any subsequent events that affect the current financial statements or that require additional disclosure.

SUPPLEMENTARY INFORMATION

CAPITAL CITY SECURITIES, LLC
As of December 31, 2022

Schedule I
Computation of Net Capital Under Rule 15c3 1
of the Securities and Exchange Commission

Total ownership equity qualified for net capital		$ 271,393
Increase (Decrease)		
Non-allowable assets		
Accounts receivable – related party	174,269	
Accounts receivable – other	17,887	
Other assets	13,345	(205,501)
Haircuts on securities		-
Audited Net Capital		$ 65,892
6 2/3% of Aggregate Indebtedness		3,934
Minimum Net Capital Requirement – Greater of $5,000 or 6 2/3% of Aggregate Indebtedness		5,000
Excess Net Capital		60,892
Net capital less the greater of 120% of the Minimum Net Capital Requirement ($6,000), or 10% of Aggregate Indebtedness ($5,897)		$ 59,892

Schedule III
Reconciliation with Company's Computation of Net Capital as
Included in Part IIA of Form X-17A-5

Total ownership equity qualified for net capital		$ 271,393
Increase (Decrease)		
Non-allowable assets		
Accounts receivable – related party	174,269	
Accounts receivable – employee	17,887	
Other assets	13,345	(205,501)
Haircuts on securities		-
Audited Net Capital		65,892
Unaudited Net Capital per Focus Report		65,894
Difference		$ 2

The difference is due to an unsecured liability that was adjusted after the FOCUS report filing.

Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission

In accordance with the exemptive provision of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from computation of a reserve requirement and the information relation to the possession or control requirements.

SEC Rule 15c3-3 Exemption Report

Board of Directors
Capital City Securities, LLC

Capital City Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5- "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(l) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, **2022**, without exception.

Capital City Securities, LLC

I, Todd Crawford swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Todd Crawford
President

March 30, 2023

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended __12/31/2022__
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67771	FINRA	Dec.

Capital City Securities, LLC
3789 Attucks Drive
Powell, OH 43065

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Todd Crawford (614) 485-3108

2. A. General Assessment (item 2e from page 2) $ _____

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (__29.36__)
      __Nov. 5, 2022__
      Date Paid

   C. Less prior overpayment applied   (__0.00__)

   D. Assessment balance due or (overpayment)   __68.94__

   E. Interest computed on late payment (see instruction E) for __0__ days at 20% per annum   __0.00__

   F. Total assessment balance and interest due (or overpayment carried forward) $ __39.58__

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box [ ] Funds Wired [ ] ACH [✔] $ __39.58__
      Total (must be same as F above)

   H. Overpayment carried forward $(__0.00__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital City Securities, LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __28__ day of __February__ , 20__23__ .

Todd Crawford, President
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

_____

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____ 01/01/2022 _____
and ending _____ 12/31/2022 _____

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 695,665

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   571,731

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   47,458

(4) Reimbursements for postage in connection with proxy solicitation.   0

(5) Net gain from securities in investment accounts.   811

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   29,428

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 282

Enter the greater of line (i) or (ii)   282

Total deductions   649,710

2d. SIPC Net Operating Revenues $ 45,955

2e. General Assessment @ .0015 $ 68.94

(to page 1, line 2.A.)

2



CPA GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Capital City Securities, LLC (an Ohio limited liability corporation) as of December 31, 2022 and 2021, and the related statements of operations, changes in member's equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital City Securities, LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital City Securities, LLC's management. Our responsibility is to express an opinion on Capital City Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital City Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule of Aggregate Indebtedness, Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 , and Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Capital City Securities, LLC's financial statements. The supplemental information is the responsibility of Capital City Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule of Aggregate Indebtedness, Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5, and Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Capital City Securities, LLC"s auditor since 2011.
Columbus, Ohio
March 31, 2023

Nick DiBartolomeo, CPA

Brian Schneider, CPA

Rick Dumas, CPA

James Peters, CPA



CPA GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Capital City Securities, LLC
Powell, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Capital City Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital City Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Capital City Securities, LLC stated that Capital City Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Capital City Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital City Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
March 31, 2023